                                          NEWS RELEASE

BRASCAN ANNOUNCES INTENTION TO REDEEM ITS
  CLASS A PREFERENCE SHARES, SERIES 1

TORONTO, June 15, 2004 – Brascan Corporation (NYSE: BNN, TSX: BNN.A) today announced that it intends to redeem its Class A Preference Shares, Series 1 (“Preferred Series 1 Shares”) on July 30, 2004 for Cdn. $25.00 per share plus accrued dividends of Cdn. $0.05039 per share.

There are currently 18,891 Preferred Series 1 Shares outstanding, which are listed on the Toronto Stock Exchange under the symbol BNN.PR.A.  These shares are being redeemed to simplify the company’s capital structure.

Payment of the Redemption Price of Cdn. $25.05039 per share will be made by Brascan on or after July 30, 2004, upon the presentation of the certificates for the Preferred Series 1 Shares to the company’s transfer agent, CIBC Mellon Trust Company.  After July 30, 2004, the holders of these shares will no longer receive dividends nor be able to exercise any other rights under these shares, except to receive the Redemption Price for their shares.

Notice of Redemption has been sent to all of the company’s registered Preferred Series 1 Shareholders.

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Brascan Corporationis an asset management company. With a focus on real estate and power generation, the company has direct investments of $17 billion and a further $7 billion of assets under management. These include 55 premier office properties and, upon completion of the recently announced acquisition of a portfolio of New York assets, a total of 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbol BNN and BNN.a, respectively.

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse Senior
Vice-President
Investor Relations and Communications
Tel:    416-369-8246    e-mail:    kvyse@brascancorp.com